SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. )*

3Com Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

885535104
(CUSIP Number)

February 2, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[x]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

8,602,349

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

8,602,349

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,602,349

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.2%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

12,903,522

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

12,903,522

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,903,522

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

12,903,522

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

12,903,522

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,903,522

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12.TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). Name of Issuer:

3Com Corporation (“Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

350 Campus Drive
Marlborough, Massachusetts 01752

Item 2(a). Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott Associates"), Elliott International, L.P. ("Elliott International"), and Elliott International Capital Advisors Inc. ("International Advisors" and collectively with Elliott Associates and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc. ("Hambledon") is the general partner of Elliott International.  International Advisors is the investment manager for Elliott International.  International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of Elliott Associates, International Advisors, Capital Advisors, Singer and Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The business address of Elliott International and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

Item 2(c). Citizenship:

Each of Elliott Associates and Capital Advisors is a limited partnership formed under the laws of the State of Delaware.

Elliott International is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

International Advisors is a corporation formed under the laws of the State of Delaware.

Special GP is a limited liability company formed under the laws of the State of Delaware.

Hambledon is a corporation formed under the laws of the Cayman Islands, British West Indies.

Singer is a U.S. citizen.

Item 2(d). Title of Class of Securities:

Common Stock, par value $.01 per share (“Common Stock”).

Item 2(e). CUSIP Number:

885535104

Item 3.    If This Statement is Filed Pursuant to Rule 13d 1(b),
  or 13d-2(b) or (c), Check Whether the Person Filing
  is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Elliott Associates owns 8,602,349 shares of Common Stock. Elliott Associates owns its 8,602,349 shares of Common Stock through The Liverpool Limited Partnership, a wholly-owned subsidiary.

Elliott International and International Advisors together beneficially own 12,903,522 shares of Common Stock.

Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 21,505,871 shares of Common Stock.

(b)Percent of class:

Elliott Associates’ ownership of 8,602,349 shares of Common Stock constitutes 2.2% of all of the outstanding shares of Common Stock.

Elliott International and International Advisors' aggregate beneficial ownership of 12,903,522 shares of Common Stock constitutes 3.3% of all of the outstanding shares of Common Stock.

Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 21,505,871 shares of Common Stock constitutes 5.4% of all the outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Elliott Associates has sole power to vote or direct the vote of 8,602,349 shares of Common Stock.

(ii) Shared power to vote or to direct the vote

Elliott International and International Advisors together have shared power to vote or direct the vote of 12,903,522 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of

Elliott Associates has sole power to dispose or direct the disposition of 8,602,349 shares of Common Stock.

(iv)  Shared power to dispose or to direct the disposition of

Elliott International and International Advisors together have shared power to dispose or direct the disposition of 12,903,522 shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Elliott Associates holds its 8,602,349 shares of Common Stock through The Liverpool Limited Partnership, a Bermuda limited partnership that is a wholly-owned subsidiary of Elliott Associates.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) in lieu of an Exhibit for the identity of the Reporting Persons.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
              Elliot Greenberg
              Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of 3Com Corporation dated February 12, 2010, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 12, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
              Elliot Greenberg
              Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
        Elliot Greenberg
        Vice President